Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s unaudited consolidated financial statements for the three-month period ended September 30, 2014 and the related notes, which are prepared in accordance with International Financial Reporting Standards for interim financial statements, including IAS 34, Interim Reporting (IFRS), as well as the audited consolidated financial statements for the year ended June 30, 2014, including the notes thereto, prepared in accordance with IFRS, and the annual fiscal 2014 MD&A. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the three-month period ended September 30, 2014 as compared to the three-month period ended September 30, 2013. This review was performed by management with information available as of November 7, 2014.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of the Company’s product candidates which the Company expects to complete in fiscal 2015 and beyond; the ability of the Company’s business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 to be effective for the treatment of agitation and or aggression in patients with Alzheimer’s disease; the potential for ELND005 to be effective for the treatment of Down syndrome; the timing and manner of future clinical development of ELND005; the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the emergence of neuropsychiatric symptoms like depression, anxiety, agitation and aggression in Alzheimer’s disease; the potential clinical benefit of ELND005 in the treatment of other disease indications; the development of TT401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients and obese individuals; the timing and manner of future clinical development of TT401 performed by Lilly; the engagement of third party manufacturers to produce the Company’s drug substances and products; the potential future in-licensing of additional drug candidates to expand the development pipeline; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

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This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” as described in the MD&A for the year ended June 30, 2014.

OVERVIEW

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity.

Highlights for the Company during the three month period ended September 30, 2014 and up to the date of this MD&A include the following:

ELND005:

•	November 4, 2014 - Transition announced findings from a Phase 2 study of neuropsychiatric drug candidate, ELND005, as an adjunctive maintenance treatment for bipolar disorder type I patients (BPD). Transition’s wholly-owned subsidiary, Transition Therapeutics Ireland Limited (“TTIL”) terminated the bipolar disorder Phase 2 study on April 7, 2014 for business reasons. TTIL has completed a review of the data from this bipolar disorder Phase 2 study. Overall, ELND005 had an acceptable safety and tolerability profile in the study, and showed numerical differences in the number of mood event recurrences favoring ELND005.

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TT401:

•	Transition has paid two of three installment payments totaling US$10 million to diabetes drug candidate development partner Lilly upon the achievement of 50% patient enrollment for the currently on-going Phase 2 clinical trial in type 2 diabetic patients.

Corporate Developments:

•	July 11, 2014 - Transition announced that Carl Damiani has been appointed to the role of Chief Operating Officer of Transition.

STRATEGIC COLLABORATIONS

Perrigo Company plc (“Perrigo”)

In 2006, Transition exclusively licensed the ELND005 technology to Elan for worldwide development and commercialization. Following amendment of that agreement in 2010, Elan held all development and commercialization rights to ELND005 and Transition became eligible to receive milestone and royalty payments with the successful advancement of ELND005. Transition has received US$40 million from Elan in upfront and achieved milestone payments. Perrigo acquired Elan in December 2013, including all Elan’s rights and obligations to the development of ELND005.

On February 28, 2014, Transition announced that after a series of transactions, Perrigo had transferred all of its ELND005 rights and assets under the collaboration agreement to the Company’s wholly owned subsidiary, Transition Therapeutics Ireland Limited. In parallel with this acquisition, Perrigo invested US$15 million and received 2,255,640 Transition common shares representing approximately a 6.4% ownership stake in Transition. Perrigo will also be eligible to receive up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received. Going forward, Transition Therapeutics Ireland Limited will be responsible for all future development and commercialization activities of the ELND005 drug candidate.

Lilly

Diabetes

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition received exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

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Under the terms of the agreement, Lilly received an up-front payment of $1,055,900 (US$1 million) which has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

In June 2013, Lilly exercised its option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study; the first installment of US$6 million was paid during the three month period ended September 30, 2014 when the study achieved 20% patient enrollment. The second installment of US$4 million was paid subsequent to the end of the three month period ended September 30, 2014 when the study achieved 50% patient enrollment. The third and final installment of US$4 million is expected to be paid before December 31, 2014.

Transition is eligible to receive up to approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a double-digit royalty on sales of TT401 products and a low single digit royalty on related compounds.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s technologies are as follows:

Alzheimer’s Disease:

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. Approximately 90% of Alzheimer’s disease patients develop neuropsychiatric symptoms, and up to 60% develop agitation/aggression over the course of their disease. Agitation/aggression are among the most disruptive neuropsychiatric symptoms in Alzheimer’s disease and are associated with increased morbidity and caregiver burden.

The disease mainly affects individuals over age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

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Current U.S. Food and Drug Administration approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for therapies to address Alzheimer’s disease patient’s neuropsychiatric symptoms and declines in cognitive ability.

Down Syndrome:

Down syndrome (DS, Trisomy 21), caused by an extra copy of chromosome 21, is the most common genetic form of intellectual disability with a prevalence of approximately 1 in 700 live births in the US. Children with DS exhibit developmental delay and various degrees of intellectual disability, while adults are at increased risk of Alzheimer’s dementia. There are currently no drugs approved for the treatment of cognitive dysfunction in DS.

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signaling.

CLINICAL DEVELOPMENT UPDATE

ELND005 for Neuropsychiatric Diseases

Transition Therapeutics Ireland Limited is developing neuropsychiatric drug candidate ELND005, (scyllo-inositol). ELND005 is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development. The Phase 2 study (ELND005-AD201) which evaluated ELND005 in more than 350 mild to moderate AD patients was published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”.

Currently, there are two Phase 2 clinical studies of ELND005 being performed:

(a)	Agitation and Aggression in Alzheimer’s Disease

On November 27, 2012, the first patient was enrolled in a Phase 2 clinical trial of ELND005 for the treatment of agitation/aggression in patients with mild to severe Alzheimer’s disease. The objectives of the study are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with mild to severe AD, who are experiencing at least moderate levels of agitation/aggression. This ongoing clinical study (AG201) is called the “Harmony AD” study (www.harmonyadstudy.com) and has a projected enrollment of up to 400 subjects. Enrollment is expected to be completed by the first quarter of calendar 2015 with results from the study expected around the middle of the calendar year. A safety extension study (Study “AG251”) is ongoing and is enrolling subjects who have completed the placebo-controlled “HarmonyAD” study. To date, the large majority of subjects completing the “HarmonyAD” study are participating in the AG251 extension study.

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(b)	Down Syndrome

On September 4, 2013, Transition announced the first patient was dosed in a Phase 2a study of ELND005 in Down syndrome. This study evaluates the safety, pharmacokinetics of ELND005 and includes selected cognitive and behavioral measures over a one-month treatment period. The Phase 2a study of ELND005 in young adult subjects with Down syndrome has completed enrollment and the data from this study are expected to be available before the end of calendar 2014. Following the completion of this study, depending on the data and the advice from regulatory agencies and experts in the field, the next step in development would be a larger Phase 2b study in Down syndrome subjects.

The ELND005 technology is claimed in multiple issued patents and pending patent applications in many jurisdictions throughout the world.

Expenditures for the ELND005 Program

On February 28, 2014, Transition announced that after a series of transactions, Perrigo has transferred all of its ELND005 rights and assets to the Company’s wholly owned subsidiary, Transition Therapeutics Ireland Limited. As a result, effective March 1, 2014, Transition Therapeutics Ireland Limited is responsible for all future development and commercialization activities of the ELND005 drug candidate.

During the three month periods ended September 30, 2014 and 2013, the Company incurred direct research and development costs for this program as follows:

ELND005 Program (1)	Three month period ended September 30, 2014	Three month period ended September 30, 2013
Pre-clinical studies	$-	$-
Clinical studies	5,488,126	-
Manufacturing	217,778	-
Other direct research	695,323	-
TOTAL	$6,401,227	$-

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

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Prior to the acquisition, Transition was not required to fund the development or commercialization of ELND005 and accordingly, development costs were nil during the three month period ended September 30, 2013.

TT401 / TT402

Development of TT401 and TT402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

Clinical Development of TT401 (LY2944876)

On March 3, 2010, Transition announced that it had acquired the exclusive worldwide rights to develop and potentially commercialize a series of preclinical compounds from Lilly in the area of diabetes. In preclinical diabetes models, these compounds showed potential to provide glycemic control and other beneficial effects including weight loss.

On June 18, 2012, Transition announced the results of the Phase 1 clinical study of type 2 diabetes drug candidate, TT401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT401. TT401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT401 in type 2 diabetes and obese non-diabetic subjects. The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin.

At the end of the treatment period, TT401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing.

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On June 17, 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly and Transition have amended their agreement to address future development of TT401 and associated financial arrangements. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401. In May, 2014, Transition announced the dosing of the first patient in a Phase 2 clinical study of TT401. The study is expected to enroll up to 375 type 2 diabetes subjects and will be performed by Transition's development partner Lilly. The objectives of the study will be to evaluate the safety and effectiveness of TT401 compared to once-weekly exenatide extended release and placebo.

Transition will contribute payment of US$14 million to Lilly in three separate installments during the Phase 2 clinical study. The first installment of US$6 million has been paid in September 2014 when the study achieved 20% patient enrollment. The second installment of US$4 million was paid subsequent to the end of the three month period ended September 30, 2014 when the study achieved 50% patient enrollment. The third and final installment of US$4 million is expected to be paid before December 31, 2014.

Expenditures for the TT401/402 Program

During the three month periods ended September 30, 2014 and 2013, the Company incurred direct research and development costs for this program as follows:

TT-401/402 Program (1)	Three month period ended September 30, 2014	Three month period ended September 30, 2013
Pre-clinical studies	$-	$7,488
Clinical studies	-	87,567
Manufacturing	-	(37,444)
Other direct research	-	18,108
Development payments to Lilly	6,553,200	-
TOTAL	$6,553,200	$75,719

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company and or its partners, must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

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RESULTS OF OPERATIONS

For the three month period ended September 30, 2014, the Company recorded a net loss of $15,695,324 ($0.45 loss per common share) compared to a net loss of $2,331,186 ($0.08 loss per common share) for the three month period ended September 30, 2013.

The increase in net loss of $13,364,138 is due to the significant increase in research and development expenses resulting from the reacquisition of the rights to develop the drug candidate ELND005, as well as the US$6 million milestone payment made to Lilly. The increase in net loss has been partially offset by an increased foreign exchange gain.

Research and Development

Research and development expenses increased to $16,034,891 for the three month period ended September 30, 2014 from $1,007,846 for the three month period ended September 30, 2013. The increase in research and development expenses is primarily due to an increase in clinical development costs related to the re-acquired rights to the drug candidate ELND005. The increase is also attributed to an increase in development costs associated with diabetes drug candidate TT401 as the Company paid Lilly US$6 million upon the achievement of the first milestone when 20% patient enrollment was achieved.

The Company anticipates research and development expenses for the second quarter of fiscal 2015 will be relatively consistent with the first quarter as the Company continues to advance the development of ELND005 and has paid Lilly the second installment of US$4 million resulting from the 50% patient enrollment milestone being achieved.

General and Administrative

General and administrative expenses increased to $1,305,832 for the three month period ended September 30, 2014 from $947,360 for the three month period ended September 30, 2013. The increase in general and administrative expenses is primarily due to increases in professional fees and compensation costs.

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The Company anticipates that general and administrative expenses in the second quarter of fiscal 2015 will remain relatively consistent with the first quarter expense.

Change in Fair Value of Contingent Consideration Payable

Contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. There were no significant changes in the assumptions used in the valuation of the contingent consideration payable during the three month period ended September 30, 2014. The Company has recognized a change in fair value of contingent consideration payable of $225,301 due to the passage of time during the three month period ended September 30, 2014. There was no change in fair value recognized during the comparative period ended September 30, 2013.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at September 30, 2014.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2015
Revenue	-
Net income (loss) (1)	$(15,695,324)
Basic and diluted net income (loss) per common share	$(0.45)
2014
Revenue	-	-	-	-
Net income (loss) (1)	$(2,331,186)	$(1,253,772)	$(5,067,292)	$(13,130,005)
Basic and diluted net income (loss) per common share	$(0.08)	$(0.04)	$(0.17)	$(0.43)
2013
Revenue		-	-	$7,118,300
Net income (loss) (1)		$(2,754,534)	$(2,903,331)	$(2,054,884)
Basic and diluted net income (loss) per common share		$(0.10)	$(0.11)	$(0.08)

Note (1) Net income (loss) before discontinued operations was equivalent to the net income (loss) for such periods.

The fluctuations of Transition’s quarterly results are primarily due to the recognition of up-front and licensing fees relating to the Lilly agreements, recognition of an impairment loss relating to the NMX technology, and changes in: activity levels of the clinical trials being performed by the Company; foreign exchange gains and losses; and corporate development costs.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective estimates and judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

(a)	Estimates

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life of 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. In light of the series of agreements the Company entered into with Perrigo relating to the ELND005 technology, management reviewed the estimate of the remaining useful life of the ELND005 technology and extended it to 12 years. Accordingly, the change in estimate resulted in a decrease in amortization expense of $108,774 being recognized during the three month period ended June 30, 2014.

The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products including regulatory approval and achievement of revenue targets. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $701,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $701,000; and

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(b)	The probability adjusted cash flows are discounted at a rate of 23% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $1,370,000. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $727,000.

Share Based Payments and Warrants

When the Company issues stock options and warrants, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Settlement of a Pre-Existing Relationship

The Company has determined that the transactions entered into with Perrigo on February 28, 2014 have resulted in the re-acquisition of the rights to the development and commercialization of ELND005 previously licensed to Elan which in accordance with IFRS must be accounted for as a settlement of a pre-existing relationship (the collaboration agreement between Waratah and Elan).  Accordingly, the company expensed $3,096,186 in fiscal 2014 as the cost related to the settlement of the pre-existing relationship.

ACCOUNTING CHANGES

The following accounting policies have been adopted effective July 1, 2014:

IAS 36 – Impairment of Assets

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of IAS 36 did not significantly impact the Company’s interim consolidated financial statements;

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IFRS 2 – Share Based Payments

IFRS 2 has been amended to clarify the definition of vesting conditions. The amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of IFRS 2 did not significantly impact the Company’s interim consolidated financial statements.

IFRS ISSUED BUT NOT YET ADOPTED

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with some informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory for all IFRS reporters and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied in an entity`s first annual IFRS financial statements for periods beginning on or after January 1, 2017 and early adoption is permitted. Management is evaluating the standard and has not yet determined the impact on its consolidated financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no substantive changes in the Company’s internal controls over financial reporting that have occurred during the most recent interim period beginning July 1, 2014 and ending September 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from milestone payments and licensing fees. The Company has incurred a cumulative deficit to September 30, 2014 of $186,810,495. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

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The Company’s cash and short term investments were $45,855,591 at September 30, 2014 as compared to $60,271,566 at June 30, 2014, resulting in a decrease of $14,415,975. The Company’s working capital position at September 30, 2014 decreased $14,287,191 from $54,777,871 at June 30, 2014 to $40,490,680, at September 30, 2014.

The decrease in the Company’s cash and short term investments as well as the decrease in working capital is primarily due to the expenditures incurred during the three month period ended September 30, 2014 which included a payment of US$6 million to Lilly upon achieving the 20% patient enrollment milestone in the TT401 Phase 2 diabetes study.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financial Instruments

Financial instruments of the Company consist mainly of cash, short term investments, accounts payable and accrued liabilities, and contingent consideration payable. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to investments and purchases of supplies and services made in U.S. dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations are as follows:

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	Less than 1 Year	1- 3 Years	4 – 5 Years	After 5 Years	Total
Lilly Phase 2	$8,960,000	$-	$-	$-	$8,960,000
Operating leases	174,804	61,044	-	-	$235,848
Collaboration Agreements	30,240	-	-	-	$30,240
Clinical and toxicity study agreements	10,393,408	963,229	-	-	$11,356,637
Manufacturing agreements	181,105	-	-	-	$181,105
Contingent Consideration Payable	-	2,847,759	-	52,868,760	$55,716,519
Other	121,170	-	-	-	$121,170
TOTAL	$19,860,727	$3,872,032	$-	$52,868,760	$76,601,519

Contractual obligations denominated in US dollars have been translated to Canadian dollars using the exchange rate at September 30, 2014.

PROPOSED TRANSACTIONS

On July 19, 2013, the Company’s shelf registration statement filed with the United States Securities and Exchange Commission on Form F-3 became effective. The shelf prospectus provides for the potential offering in the United States of up to an aggregate amount of US$50 million of Transition's common shares, warrants, or a combination thereof, from time to time in one or more offerings until July 19, 2016. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at November 7, 2014, the Company has 35,307,083 common shares outstanding.

Stock Options

As at November 7, 2014 the Company has 2,313,935 stock options outstanding with exercise prices ranging from $2.09 to $7.70 and various expiry dates extending to September 11, 2024. At November 7, 2014, on an if-converted basis, these stock options would result in the issuance of 2,313,935 common shares in the capital of the Company at an aggregate exercise price of $9,124,680.

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Warrants

As at November 7, 2014, the Company has a total of 3,852,591 warrants outstanding. Details of the outstanding warrants are as follows:

(i)	on August 15, 2013, the Company issued 853,223 warrants with a purchase price of US$4.60 and 1,050,118 warrants with a purchase price of US$6.50; and

(ii)	on June 23, 2014, the Company issued 1,949,250 warrants with a purchase price of US$7.10.

Each warrant entitles the holder, within two years of the issuance date, to purchase one additional common share in the capital of the Company.

RISKS AND UNCERTAINTIES

The Company’s risks and uncertainties are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.

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